EXHIBIT 99.1

FORM 51-102F4

Business Acquisition Report

Item 1                                      Identity of Company

1.1                                    Name and Address of Company

IESI-BFC Ltd. (“IESI-BFC”)
135 Queens Plate Drive
Suite 300

Toronto, Ontario

M9W 6V1

1.2                                    Executive Officer

William Chyfetz - Vice President, Associate General Counsel and Secretary

(416) 401-7724

Item 2                                      Details of Acquisition

2.1                                    Nature of Business Acquired

On July 2, 2010, IESI-BFC Merger Sub, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of IESI-BFC merged with and into Waste Services, Inc. (“WSI”) pursuant to the merger agreement dated November 11, 2009 among WSI, the Merger Sub and IESI-BFC, surviving the merger as a wholly-owned subsidiary of IESI-BFC (the “Merger”).

WSI is a multi-regional, integrated solid waste services company. WSI is a holding company and all of its operations are conducted by its subsidiaries. WSI and its subsidiaries provide collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers in the United States and Canada.  WSI’s U.S. operations are located in Florida and its Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia).

2.2                                    Date of Acquisition

July 2, 2010

2.3                                    Consideration

Under the terms of the Merger, shareholders of WSI received, in exchange for each share of WSI common stock owned immediately prior to the Merger, 0.5833 IESI-BFC common shares. Shareholders of WSI received cash for any fractional IESI-BFC common shares they would have otherwise received, without interest, equal to the product obtained by multiplying the fractional share interest by the weighted average trading price of IESI-BFC common shares on the Toronto Stock Exchange for the three trading days ending on the trading day immediately prior to the closing date of the Merger (which amount was converted from Canadian dollars into US dollars).

27,970,968 IESI-BFC common shares were issued to the former holders of WSI common stock, and an aggregate cash payment of approximately US$2,500 was made available for fractional share interests. The cash payment was funded from IESI-BFC’s available cash.

2.4                               Effect on Financial Position

IESI-BFC executed the Merger pursuant to its strategy of growth through acquisition. Specifically, management of IESI-BFC believes that the acquisition will provide the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines. In addition, the Merger will enable IESI-BFC to increase its internalization in the Canadian market. IESI-BFC believes that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to stockholders. The management of IESI-BFC plans to direct the additional cash flow expected to be created through the transaction towards funding growth, additional accretive strategic acquisitions, debt reduction and dividend payments.

In connection with the Merger, IESI-BFC, WSI and their respective principal Canadian operating subsidiaries entered into a consent agreement with The Commissioner of Competition which has been registered with the Competition Tribunal in Ottawa.  Pursuant to the agreement, the companies will divest of certain commercial customer contracts and equipment in five Canadian markets: Calgary and Edmonton, Alberta; and Hamilton, Ottawa and Simcoe County, Ontario. These assets generate, in aggregate, approximately CAD$18.5 million of annualized revenue for the combined company.  The companies will also divest of one duplicate transfer station in Hamilton, Ontario.

2.5                                    Prior Valuations

None.

2.6                                    Parties to Transaction

IESI-BFC, Merger Sub and WSI

2.7                                    Date of Report

September 10, 2010

Item 3                                      Financial Statements

The following financial statements included or incorporated by reference in the proxy statement of WSI dated June 7, 2010 filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference:

Unaudited Pro Forma Condensed Combined Financial Statements Prepared From the Consolidated Financial Statements of IESI-BFC, the Consolidated Financial Statements of WSI and the Pro Forma Condensed Consolidated Statements of Operations of WSI Reflecting the Acquisition of Miami-Dade County Operations (pages 286 to 297)

•                  Unaudited pro forma condensed combined balance sheet as at March 31, 2010 prepared by the management of IESI-BFC

•                  Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009 prepared by the management of IESI-BFC

•                  Unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2010 prepared by the management of IESI-BFC

Pro Forma Condensed Consolidated Financial Information Prepared From the Consolidated Financial Statements of WSI and the Financial Statements of the Miami-Dade County Operations (a Division of Republic Services of Florida, a Limited Partnership (pages 298 to 301)

•                  Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 prepared by WSI

Historical Financial Statements of WSI (pages F-1 to F-61)

•                  Audited consolidated financial statements of WSI as at and for the year ended December 31, 2009

•                  Unaudited consolidated financial statements of WSI as at and for the three months ended March 31, 2010

Combined Financial Statements of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. (acquired by WSI in December 2008) (pages F-62 to F-72)

•                  Audited combined financial statements of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. as at and for the nine months ended September 30, 2008

Historical Financial Statements of Miami-Dade County Operations (acquired by WSI in October 2009) (pages F-73 to F-91)

•                  Audited financial statements of Miami-Dade County Operations as at and for the year ended December 31, 2008 and as at and for the nine months ended September 30, 2009

A copy of the proxy statement of WSI dated June 7, 2010 is available electronically on SEDAR at www.sedar.com, captioned as “Other” on IESI-BFC’s issuer profile with a filing date of June 7, 2010.